Access US Oil & Gas, Inc.
673 Woodland Square Loop SE, Suit 320
Lacey, Washington 98503
(206) 792-7575

November 7, 2014

Securities and Exchange Commission
Division of Corporation Finance
Attn: Amanda Ravitz, Assistant Director
Washington, D.C. 20549

RE:	Access US Oil & Gas, Inc.
Registration Statement on Form S-1
File No. 333-198155

To the Securities and Exchange Commission:

Access US Oil & Gas, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-1 (File No. 333-198155).  The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Wednesday, November 12, 2014.

In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ACCESS US OIL & GAS, INC.

/s/ Michael Mattox

Michael Mattox
President